UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

MAM SOFTWARE GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.0001 par value

(Title of Class of Securities)

55277Q201

(CUSIP Number of Class of Securities)

Brian H. Callahan
MAM Software Group, Inc.
Maple Park, Maple Court
Tankersley, Barnsley, U.K. S75 3DP
011-44-122-635-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

with a copy to:
David E. Danovitch, Esq.
Avraham S. Adler, Esq.
Robinson Brog Leinwand Greene Genovese & Gluck P.C.
875 Third Avenue, 9th Floor
New York, New York 10022
(212) 603-6300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,000,000	$1,510.50

*	Estimated for purposes of calculating the filing fee only. The amount assumes the purchase of 2,000,000 shares of the outstanding common stock, par value $0.0001 per share, of MAM Software Group, Inc. at a price of $7.50 per share in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,510.50	Filing Party: MAM Software Group, Inc.

Form or Registration No.: 005-83810	Date Filed: November 2, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by MAM Software Group, Inc., a Delaware corporation (“MAM” or the “Company”), on November 2, 2015, and amended by Amendment No. 1 on November 16, 2015, and Amendment No. 2 on December 2, 2015 (the “Schedule TO”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 2,000,000 shares of its common stock, par value $0.0001 per share (the “Shares”), at a price of $7.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 2, 2015 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B), which together, as they may be amended or supplemented from time to time, constitute the tender offer.

This Amendment No. 3 is being filed to amend and supplement certain provisions of the Schedule TO and the Offer to Purchase as set forth herein, and is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act. Except as amended hereby to the extent specifically provided herein, all terms of the tender offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 3 by reference.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On December 8, 2015, the Company issued a press release announcing the final results of the Tender Offer, which expired at 5:00 PM, New York City time, on December 1, 2015. A copy of the press release is filed as Exhibit (a)(5)(C) hereto and incorporated by reference herein.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(C) Press release, dated December 8, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAM SOFTWARE GROUP, INC.

	By:	/s/ Brian H. Callahan Name: Brian H. Callahan Title: Chief Financial Officer
Date: December 8, 2015

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated November 2, 2015.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	None.
(a)(5)(A) (a)(5)(B)	Press Release issued by the Company on November 2, 2015.* Press Release issued by the Company on December 2, 2015.*
(a)(5)(C) (b)	Press Release issued by the Company on December 8, 2015. None.
(d)(1)	2007 Long-Term Stock Incentive Plan (incorporated by reference to Exhibit D of the Company’s revised Definitive Proxy Statement filed on May 19, 2008).
(d)(2)	Employment Agreement between the Company and Michael Jamieson (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 21, 2010).
(d)(3)	Employment Agreement between the Company and Brian H. Callahan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 19, 2015).
(d)(4)	Employment Agreement between the Company and Lee Broad (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed on September 24, 2015)
(d)(5)	Employment Agreement between the Company and Charles F. Trapp (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 21, 2010).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.